FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2007

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X -------	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X -------

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

Sappi Limited’s SENS announcement, dated January 8, 2007, announcing the appointment of Berry Wiersum as Chief Executive Officer of its European Operations, furnished by the Registrant under this Form 6-K is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999 and December 15, 2004 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs including raw material, energy and employee costs, and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group’s key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group’s products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group’s leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Sappi Limited

Press Release

Embargoed: Not for publication before 08 January 2007, 13:00 CMT and 14:00 South African time

Johannesburg, 08 January 2007

Sappi appoints Berry Wiersum as Chief Executive Officer of its European operations

Sappi, the world’s leading producer of coated fine paper, today announced that Berry Wiersum (51) has been appointed Chief Executive Officer of Sappi Fine Paper Europe (SFPE). Berry Wiersum replaces Wolfgang Pfarl (62), who will be retiring. Mr Wiersum joins Sappi Fine Paper Europe on 15 January 2007 and will work with Mr Pfarl for a familiarisation period until the end of March 2007 when he will take over as Chief Executive of SFPE.

Mr Wiersum started his career at ICI Fibres, became President of Amoco Fabrics (Europe), then the President of Amoco Chemicals (Europe), and when Amoco was taken over by BP, he moved to BP to assist with the integration of the two groups in Europe. He subsequently left BP and joined Pechiney S.A. in France and ran the CEBAL packaging division until he was recruited as Managing Director of the Packaging division of Kappa Packaging BV and member of the Management Board responsible for paper manufacture and packaging in the Kappa group. He holds a Master of Arts degree with Combined Honours in Mediaeval and Modern History and subsidiaries in French and Music from the University of St Andrews in the UK.

Commenting on his appointment Eugene van As, Chairman of Sappi Limited said:

“Berry Wiersum is a seasoned executive with many years' experience in the process and manufacturing industry. He comes to Sappi with a great deal of energy and enthusiasm to drive our European business forward in the years to come.”

Van As also expressed his appreciation for the contribution of outgoing Chief Executive of SFPE, Wolfgang Pfarl: “Wolfgang Pfarl has made an enormous contribution to the paper industry in Europe through Leykam Mürztaler, then KNP Leykam, and subsequently Sappi where he helped create the leading coated paper producer in Europe. His legendary courtesy and friendship to customers and employees alike will long be remembered.”

ENDS

Notes to editors

Abbreviated CV of Mr Berry Wiersum:

2006- Present	Private company (Netherlands) - professional services, consultant on mergers and acquisitions

2000-2005	SMURFIT KAPPA PACKAGING B.V., Helmond (European leader in kraft and recycled paper, integrated downstream into corrugated and solid board packaging)

Managing Director Packaging
Member Management Board

1999-2000	PECHINEY S.A., Paris (Major global producer of plastic and aluminium tubes and aerosols for cosmetics industry)

Managing Director of CEBAL division

1997-1999	AMOCO CHEMICALS (EUROPE) S.A., Geneva (Mid size chemical group specializing in polymers and intermediates. World leader in PTA)

President
Member Amoco Chemicals Business Team

1994-1996	AMOCO FABRICS (EUROPE), Amstelveen (Leading producer carpet backing and non-wovens for hygiene industry)

President

1979-1993	ICI FIBRES LTD., Harrogate, various positions including:

1991-1993	Business Manager Nylon Textile Filament

1987-1991	Trade Sector Manager, Weaving & Nylon Staple

1985-1987	Sales Manager ICI Switzerland

Mr Wiersum is married with four children and speaks fluent Dutch, English, German and French.

About Sappi Limited

A global leader in the pulp and paper industry, Sappi Limited (NYSE, JSE, LSE), headquartered in Johannesburg, South Africa, conducts its business through two business units, Sappi Fine Paper and Sappi Forest Products. Sappi Fine Paper, operating in Europe, North America and South Africa, produces a wide range of coated fine paper brands with an international reputation for quality and innovation. The company also produces a range of uncoated graphic and business papers, coated and uncoated specialty papers, as well as casting release papers.  Sappi Forest Products owns or manages approximately 540,000 hectares of plantations through Sappi Forests; is a leading Southern African fully integrated pulp, packaging paper and newsprint business through Sappi Kraft ;  and is the world’s leading producer of chemical cellulose used in the manufacture of viscose fibre through Sappi Saiccor;   Sappi Trading, based in Hong Kong, operates a trading network for the international sales and distribution of the products of the two divisions outside their core operation regions. Sappi has manufacturing operations in nine countries on four continents, sales offices in some 50 countries and customers in over 100 countries around the world.

About Sappi Fine Paper Europe

Sappi Fine Paper Europe is a division of Sappi Limited, a global leader in the pulp and paper industry. Sappi Fine Paper Europe brands include Magno, HannoArt, Presto and Royal graphic papers, as well as Algro, Leine and Parade speciality labelling and packaging papers. Customers worldwide specify these for the highest quality publishing, promotional, labelling and packaging applications.

For more information visit www.sappi.com

Issued by:

Brunswick on behalf of Sappi Limited
Tel +27 (0) 11 442 8803 (South Africa)
Tel +44 (0) 207 404 5959 (London)

For further information:

André Oberholzer
Group Head Corporate Affairs
Sappi Limited, Johannesburg
Tel +27 (0) 11 407 8044
Fax +27 (0) 11 403 8236
Mobile +27 (0) 83 235 2973
e-mail andre.oberholzer@sappi.com

Liesl Weber
Corporate Communications Manager
Sappi Fine Paper Europe
Tel +32 (0)2 676 9784
Fax +32 (0)2 676 9669
Mobile +32 (0)495 588 784
Liesl.Weber@sappi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January __, 2007

SAPPI LIMITED,
by	/s/ D.J. O’Connor
Name: D.J. O’Connor Title: Group Secretary